EXHIBIT 99.1

(Translation)

Financial Results for the Third Quarter of the Fiscal Year Ending September 30, 2017 [IFRS] [Consolidated]

November 9, 2017

Company name	Kubota Pharmaceutical Holdings Co., Ltd.
Stock exchange listing	Tokyo Stock Exchange Mothers Market
Code number	4596
URL	www.kubotaholdings.co.jp/en/
Representative	Dr. Ryo Kubota
Title: Chairman, President and Chief Executive Officer
Contact	Yasuo Ishikawa, Director of Financial Reporting
Japan Office
(Telephone: 03-6550-8928)
Scheduled date of quarterly report submission	November 9, 2017
Scheduled date of dividend payment commencement	—
Supplementary materials for financial results	Yes
Earnings announcement for financial results	No

1. Financial Results for the Nine Months Ended September 30, 2017 in FY2017 (Consolidated) (January 1, 2017 to September 30, 2017)
(1) Consolidated Operating Results
(Unit: in millions, % change from the previous fiscal year)

	Operating Revenue		Loss from operations		Loss before income tax		Net loss attributable to common shareholders
3Q FY2017	¥—	NA	¥(2,922)	NA	¥(2,794)	NA	¥(2,794)	NA
3Q FY2016	¥818	—%	¥(3,283)	—	¥(3,164)	—	¥(3,166)	—

(Note) Comprehensive loss: 3Q FY2017 - ¥3,347 million; 3Q FY2016 - ¥6,297 million

(Unit: ¥)

	Basic loss per share	Diluted loss per share

3Q FY2017	¥(73.74)	¥(73.74)
3Q FY2016	¥(84.88)	¥(84.88)

(2) Consolidated Financial Position
(Unit: in millions, except for % and per share data)

	Total assets	Net assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders' equity per share

As of September 30, 2017	¥14,181	¥13,574	¥13,574	95.7%	¥357.16
As of December 31, 2016	¥17,172	¥16,524	¥16,524	96.2%	¥436.25

2. Dividends

(Unit: ¥)

	Annual dividend per share
	First Quarter	Second Quarter	Third Quarter	Year-end	Total
FY2016	¥—	¥—	¥—	¥—	¥0
FY2017	¥—	¥—	¥—	¥—	¥0
FY2017 (forecast)	¥—	¥—	¥—	¥—	¥0
(Note) Revisions to dividend forecast most recently announced: None.

3. Projected Financial Results for FY2017 (January 1, 2017 to December 31, 2017)
(Unit: ¥ in millions, except for % and per share data)

	Revenue from collaborations	Loss from operations	Loss before income tax	Net loss	Net loss per share [1]
Full Year 2017 Forecast	—	(4,290)	(4,180)	(4,180)	(110.00)
Percentage Change (%) - omitted where not meaningful	—%	—%	—%	—%	—%

(Note) Revisions to projected financial results for FY2017 most recently announced: None.
Instead of the U.S. GAAP -based forecast released on February 14, 2017, this forecast is based on IFRS.

1 - Net income (loss) per share was computed for Full Year 2017 Forecast using 38,006,931 weighted average shares for expected basic and diluted shares outstanding.

Note: Earnings forecast of the Company is based on US dollar amounts. Amounts as to the earnings forecast for FY2017 are converted amounts (Japanese Yen (¥) in thousands except for per share amounts) at the rate of 1 US Dollars = ¥110 which is the rate use to forecast 2017 for the sake of convenience.

4. Others
(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in a change in scope of consolidation): Not Applicable

(2) Adoption of simplified accounting method or specific accounting methods: None

(3) Changes in accounting policies
(i) Changes caused by revision of accounting standards, etc: None
(ii) Changes other than (i) None

(4) Number of shares issued and outstanding (common stock)

1) Number of shares issued and outstanding as of the end of the reporting period (including treasury stock):

Number of Common Shares
As of September 30, 2017	38,006,931
As of December 31, 2016	37,877,705

2) Number of shares of treasury stock as of the end of the reporting period:

Number of Treasury Shares
As of September 30, 2017	70
As of December 31, 2016	70

3) Average number of shares outstanding during the reporting period:

Weighted Average Number of Common Shares
3Q FY2017	37,891,604
3Q FY2016	37,299,545

* Implementation status of quarterly review procedures
The quarterly financial report is exempt from quarterly review procedures as stipulated under the Financial Instruments and Exchange Act of Japan.

* Disclaimer Regarding Forward-Looking Statements and Other Items of Note
Effective December 1, 2016, we completed a triangular merger, the Redomicile Transaction, pursuant to which Acucela Inc., the former parent company of Kubota Holdings, the Company, merged with and into Acucela North America Inc., a wholly owned subsidiary of the Company, established on March 24, 2016, as a surviving corporation. Under such transaction, the shares of common stock of the Company were allocated and issued to the shareholders of Acucela Inc. in exchange for the common stock of such company. The Company listed on the Tokyo Stock Exchange Mothers Market on December 6, 2016.

Forecasts and other forward-looking statements included in this report are based on information currently available and certain assumptions that the Company deems reasonable. Actual performance and other results may differ significantly due to various factors.

1. Qualitative Information for the Third Quarter of FY2017

(1) Qualitative Information on Operating Results
Effective December 1, 2016, we completed a triangular merger, the Redomicile Transaction, pursuant to which Acucela Inc., the former parent company of Kubota Holdings, the Company, merged with and into Acucela North America Inc., a wholly owned subsidiary of the Company, established on March 24, 2016, as a surviving corporation. Under such transaction, the shares of common stock of the Company were allocated and issued to the shareholders of Acucela Inc. in exchange for the common stock of such company.

Comparison of the Nine Month Periods Ended September 30, 2017 and September 30, 2016
Operating Revenue
The following table presents revenues from collaborations (in thousands JPY (¥), except for %):

	Nine Months Ended September 30,		2016 to 2017 Change
	2017	2016	JPY	%
Emixustat	¥—	¥816,779	¥(816,779)	(100.0)%
Other	—	908	(908)	(100.0)%
Total	¥—	¥817,687	¥(817,687)	(100.0)%
The decrease in revenue from collaborations for the nine months ended September 30, 2017 compared to the same period in 2016 was due to the completion of the Emixustat clinical trial during 2016 and wind-down activities related to Emixustat following the termination of our collaboration with Otsuka. Wind-down activities related to Emixustat were completed in December 2016.
Our Phase 2b/3 clinical trial results related to Emixustat for the treatment of geographic atrophy were completed in May 2016. We do not expect to generate any revenue from the terminated collaboration with Otsuka related to Emixustat in the future.
Research and development
Under our strategic plan we anticipate that we may independently develop potential product candidates, and, in the absence of establishing new collaborations, our expenditures on such programs will not be funded by collaborative partners. We expect our total research and development expenses to increase in absolute dollars as we pursue development of our product candidates in multiple indications and potentially execute additional in-licensing transactions, which may result in potential upfront and milestone payments.

Our research and development expenses were as follows (in thousands JPY (¥), except for %):

	Nine Months Ended September 30,		2016 to 2017 Change
	2017	2016	JPY	%
Internal research	¥1,895,354	¥1,054,310	¥841,044	79.8%
Collaborative research	—	934,019	(934,019)	(100.0)%
Total	¥1,895,354	¥1,988,329	¥(92,975)	(4.7)%
Internal research expense increased for the nine months ended September 30, 2017 due to increased activity in the pre-clinical development of ACU-6151, the Emixustat clinical programs for Stargardt disease and proliferative diabetic retinopathy and development of our mobile Health device and applications or Patient Based Ophthalmology Suite, PBOS.

The Company incurred no collaborative research and development expenses following Otsuka’s 2016 termination of the Emixustat Agreement after the completion of the Phase 2b/3 clinical trial and related wind-down in activities.

In 2017, we incurred research and development expense related to the Emixustat clinical programs for Stargardt disease and proliferative diabetic retinopathy.
General and administrative
The general and administrative expenses were as follows (in thousands JPY (¥), except for %):

	Nine Months Ended September 30,		2016 to 2017 Change
	2017	2016	JPY	%
General and administrative	¥1,027,085	¥2,112,246	¥(1,085,161)	(51.4)%
General and administrative expenses decreased ¥1,085 million for the nine months ended September 30, 2017 compared to the same period in 2016 primarily due to the following:

•
we recognised less stock based compensation expense primarily due to the prior year including vesting of market-based awards for our CEO and accelerated vesting for terminated executives in the amount of ¥382 million;

•	we incurred ¥316 million less of corporate legal expense due to completing the Redomicile Transaction in the prior year;

•	personnel expenses decreased by ¥273 million as a result of a company re-organization which occurred in October 2016;

•	accounting, compliance, investor relations, consulting and public relations fees decreased by ¥99 million due to changing auditors and the completion of our Otsuka collaboration;

•	other expenses decreased by ¥36 million; and

•	we increased expenses by ¥21 million primarily due to the write off of leasehold improvements related to our Seattle office move.

(2) Qualitative Information on Financial Position

Current Assets

Current assets as of September 30, 2017 totaled ¥13,468 million, representing a decrease of ¥1,371 million compared to December 31, 2016.  This change was primarily the result of maturities in our short-term investment holdings of ¥1,516 million, settlement of ¥213 million of Otsuka collaboration receivables offset by an increase of ¥358 million related to prepayments to fund clinical research.

Non-current Assets

Non-current assets as of September 30, 2017 totaled ¥713 million, representing a decrease of ¥1,620 million from December 31, 2016.  This change was the result of transferring a portion of our long-term investment holdings to cash to fund pre-clinical research programs.

Current Liabilities

Current liabilities as of September 30, 2017 totaled ¥498 million, representing a decrease of ¥39 million compared to December 31, 2016.  This change was primarily due to a decrease in accrued compensation as the Company settled its severance liabilities with two former key executive officers.

Long-term Liabilities

The Company had ¥109 million in long-term liabilities as of September 30, 2017 which represented our long-term portion of deferred office rent. There were no material changes to our long-term liabilities as of September 30, 2017 compared to December 31, 2016.

Equity

Equity as of September 30, 2017 totaled ¥13,574 million, representing a decrease of ¥2,950 million from December 31, 2016.  This change was due to ¥2,794 million of net loss during the period and a decrease of foreign currency translation adjustments attributable to Japanese yen appreciation.

(3) Qualitative Information on Operating Results Forecast

There are no changes to the earnings projections for the year ending December 31, 2017 released on February 14, 2017.

2. Quarterly Financial Statements and Other Information
(1) Condensed Consolidated Statements of Financial Position

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Yen in thousands)

	The date of transition to IFRS
	January 1, 2016	December 31, 2016	September 30, 2017
Assets
Current assets:
Cash and cash equivalents	¥613,678	¥1,042,474	¥1,077,736
Trade receivables	739,724	212,830	—
Other financial assets	12,921,792	13,213,631	11,697,435
Other current assets	248,194	370,206	692,733
Total current assets	14,523,388	14,839,141	13,467,904
Non-current assets:
Property, plant and equipment	110,961	78,111	47,842
Other financial assets	6,618,474	2,218,092	567,045
Other assets	37,871	37,053	98,357
Total non-current assets	6,767,306	2,333,256	713,244
Total assets	¥21,290,694	¥17,172,397	¥14,181,148
Liabilities and equity
Current liabilities:
Trade payables	¥24,966	¥51,132	¥72,346
Accrued liabilities	378,487	201,004	194,185
Accrued compensation	296,339	267,373	211,634
Deferred revenue	297,545	—	—
Deferred rent and lease incentives	17,247	17,795	19,655
Total current liabilities	1,014,584	537,304	497,820
Non-current liabilities:
Long-term deferred rent, lease incentives, and others	133,154	110,967	108,838
Total non-current liabilities	133,154	110,967	108,838
Total liabilities	1,147,738	648,271	606,658
Equity:
Share capital	500	19,082	63,598
Capital reserve	23,878,351	25,056,311	25,408,775
Accumulated deficit	(3,735,895)	(7,646,621)	(10,440,599)
Accumulated other comprehensive loss	—	(904,646)	(1,457,284)
Total equity attributable to owners of the Company	20,142,956	16,524,126	13,574,490
Total liabilities and equity	¥21,290,694	¥17,172,397	¥14,181,148

(2) Condensed Consolidated Statements of Operations

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(Yen in thousands)
(unaudited)

	Nine months ended September 30,
	2016	2017
Operating revenue	¥817,687	¥—
Expenses:
Research and development	1,988,329	1,895,354
General and administrative	2,112,246	1,027,085
Total expenses	4,100,575	2,922,439
Loss from operations	(3,282,888)	(2,922,439)
Other income (expense), net:
Financial income	114,289	118,962
Other income (expense), net	4,780	9,671
Total other income, net	119,069	128,633
Loss before income tax	(3,163,819)	(2,793,806)
Income tax expense	(1,995)	(172)
Net loss	(3,165,814)	(2,793,978)
Net loss attributable to owners of the Company	¥(3,165,814)	¥(2,793,978)

(3) Condensed Consolidated Statements of Comprehensive Loss

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS
(Yen in thousands)

	Nine Months Ended September 30,
	2016	2017
Net loss	¥(3,165,814)	¥(2,793,978)
Other comprehensive loss:
Items that may be reclassified to profit or loss
Cumulative translation adjustment, net of tax	(3,131,514)	(552,638)
Total comprehensive loss	(6,297,328)	(3,346,616)
Total comprehensive loss attributable to owners of the Company	¥(6,297,328)	¥(3,346,616)

(4) Condensed Consolidated Statements of Shareholders' Equity

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Yen in thousands)

			Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Share Capital	Capital Reserve
	Amount	Amount
Balance at January 1, 2016	¥500	¥23,878,351	¥—	¥(3,735,895)	¥20,142,956
Share-based compensation	—	728,137	—	—	728,137
RSUs withheld for employee payroll taxes	—	(507,395)	—	—	(507,395)
Common stock issued in connection with stock option exercises (net of ¥375 million withheld for payroll taxes)	—	901,290	—	—	901,290
Net loss	—	—	—	(3,165,814)	(3,165,814)
Cumulative translation adjustment	—	—	(3,131,514)	—	(3,131,514)
Balance at September 30, 2016	¥500	¥25,000,383	¥(3,131,514)	¥(6,901,709)	¥14,967,660

Balance at January 1, 2017	¥19,082	¥25,056,311	¥(904,646)	¥(7,646,621)	¥16,524,126
Share-based compensation	—	386,310	—	—	386,310
Common stock issued in connection with stock option exercises	44,516	(33,846)	—	—	10,670
Net loss	—	—	—	(2,793,978)	(2,793,978)
Cumulative translation adjustment	—	—	(552,638)		(552,638)
Balance at September 30, 2017	¥63,598	¥25,408,775	¥(1,457,284)	¥(10,440,599)	¥13,574,490

(5) Condensed Consolidated Statements of Cash Flows
KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Yen in thousands)

	Nine months ended September 30,
	2016	2017
Cash flows from operating activities
Net loss	¥(3,165,814)	¥(2,793,978)
Adjustments to reconcile net loss to net cash used in operating activities:
Asset impairment	—	55,519
Depreciation	24,012	22,553
Share-based compensation	728,137	386,310
Amortization, net, of premium/discount on marketable securities	115,303	20,083
Net loss on disposal of fixed assets	—	21,158
Financial income	(114,289)	(118,962)
Changes in operating assets and liabilities:
Trade receivables	484,090	205,942
Other current assets	(10,655)	(206,420)
Accounts payable	(8,417)	23,084
Accrued liabilities	(124,775)	(1,217)
Accrued compensation	(537)	(49,367)
Deferred rent and lease incentives	(11,141)	4,069
Deferred revenue	(269,240)	—
Other assets	(107,999)	(62,043)
Net cash used in operating activities	(2,461,325)	(2,493,269)
Cash flows from investing activities
Interest earned on investments	150,744	130,660
Payments for purchase of investment securities	(7,354,449)	(7,469,201)
Proceeds from maturities of investment securities	9,479,878	9,911,941
Net additions to property and equipment	(10,890)	(16,209)
Net cash provided by investing activities	2,265,283	2,557,191
Cash flows from financing activities
Value of equity awards withheld for tax liability	(882,808)	—
Proceeds from issuance of common stock	1,271,339	10,670
Net cash provided by financing activities	388,531	10,670
Effect of exchange rate change on cash and cash equivalents	(138,664)	(39,330)
Increase in cash and cash equivalents	53,825	35,262
Cash and cash equivalents—beginning of period	613,678	1,042,474
Cash and cash equivalents—end of period	¥667,503	¥1,077,736

(6) Notes on the Consolidated Quarterly Financial Statements

(a) Note regarding Assumption of Going Concern

None noted as of the date of filing of this report.

(b) Note in case of Significant Changes in the Amount of Equity

Not applicable.

(c)    First-time Adoption of IFRS

The Company adopted IFRS this financial year (January 1, 2017 through December 31, 2017). The date of transition to IFRS is January 1, 2016. Upon transition to IFRS, the Company has adjusted amounts previously reported in its condensed consolidated financial statements prepared in accordance with US GAAP. The effects of the transition from US GAAP to IFRS on the Company’s reported statements of financial position, statements of profit or loss, statements of comprehensive profit or loss and statements of cash flows are explained in the reconciliations and notes that follow.

(1)     IFRS 1 Exemptions

IFRS 1 requires that first-time adopters of IFRS shall apply IFRS retrospectively to prior periods. However, it provides some mandatory exceptions and voluntary exemptions from full retrospective application. Adjustments as a result of the first-time adoption of IFRS and these exemptions are recognised through retained earnings or other components of equity at the date of transition. The Company has taken advantage of the following voluntary exemptions:

(a)	Foreign Currency Translation Adjustments

Cumulative foreign currency translation adjustments are deemed to be zero as of the transition date.

(b)	Share-Based Payment

IFRS 1 permits first-time adopters not to apply IFRS 2, Share-based Payment, to equity instruments that were granted after November 7, 2002 and which vested before the date of transition to IFRS. The Company has taken advantage of this exemption.

(2)    Reconciliation of US GAAP to IFRS and Related Notes

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations below. "Reclassifications" includes items that do not affect retained earnings and comprehensive loss. "Foreign Currency Translation" shows the difference each reporting period between using the spot convenience rate as reported in our pre-Redomicile Transaction financial statements and the average rate which we are now required to use under IFRS. "IFRS Adjustments" includes items that affect retained earnings and comprehensive loss.

Reconciliation of Equity as of the Transition Date (January 1, 2016)

						(Yen in thousands)
US GAAP	US GAAP	Reclassification	IFRS adjustments	IFRS	Note	IFRS
Assets						Assets
Current assets:						Current assets:
Cash and cash equivalents	¥613,678	¥—	¥—	¥613,678		Cash and cash equivalents
Accounts receivable from collaborations	740,546	(822)	—	739,724	A	Trade receivables
Investments	12,895,862	—	25,930	12,921,792	B	Other financial assets
Prepaid expenses and other current assets	247,372	822	—	248,194	A	Other current assets
Total current assets	14,497,458	—	25,930	14,523,388		Total current assets
						Non-current assets:
Property and equipment, net	110,961	—	—	110,961		Property, plant and equipment
Long-term investments	6,575,054	—	43,420	6,618,474	B	Other financial assets
Other assets	37,871	—	—	37,871		Other assets
Total non-current assets	6,723,886	—	43,420	6,767,306		Total non-current assets
Total assets	21,221,344	—	69,350	21,290,694		Total assets
Liabilities and shareholders’ equity						Liabilities and equity
Current liabilities:						Current liabilities:
Accounts payable	24,966	—	—	24,966		Trade payables
Accrued liabilities	378,487	—	—	378,487		Accrued liabilities
Accrued compensation	296,339	—	—	296,339		Accrued compensation
Deferred revenue from collaborations	297,545	—	—	297,545		Deferred revenue
Deferred rent and lease incentives	17,247	—	—	17,247		Deferred rent and lease incentives
Total current liabilities	1,014,584	—	—	1,014,584		Total current liabilities
Commitments and contingencies
						Non-current liabilities:
Long-term deferred rent, lease incentives, and others	133,154	—	—	133,154		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	133,154	—	—	133,154		Total non-current liabilities
Total liabilities	1,147,738	—	—	1,147,738		Total liabilities
Shareholders’ equity:						Equity:
Common stock	23,878,851	(500)	—	23,878,351		Capital reserve
	—	500	—	500		Share capital
Accumulated other comprehensive loss	(69,350)	—	69,350	—	B	Accumulated other comprehensive loss
Accumulated deficit	(3,735,895)	—	—	(3,735,895)		Accumulated deficit
Total shareholders' equity	20,073,606	—	69,350	20,142,956		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥21,221,344	¥—	¥69,350	¥21,290,694		Total liabilities and equity

Notes to reconciliation of equity as of the date of translation to IFRS (January 1, 2016)

(A)	Reclassifications

Reclassifications: We reclassified less than ¥1 million in non-trade accounts receivable accounts from trade receivables to other current assets as of January 1, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit increased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. Short-term investments increased ¥26 million as of January 1, 2016. Long-term investments increased ¥43 million as of January 1, 2016. This increase impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

Reconciliation of Equity as of September 30, 2016

							(Yen in thousands)
US GAAP	US GAAP	Reclassification	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Assets							Assets
Current assets:							Current assets:
Cash and cash equivalents	¥667,503	¥—	¥—	¥—	¥667,503		Cash and cash equivalents
Accounts receivable from collaborations	185,252	(12,122)		—	173,130	A	Trade receivables
Investments	11,344,551	—	—	3,619	11,348,170	B	Other financial assets
Prepaid expenses and other current assets	185,454	12,122	—	—	197,576	A	Other current assets
Total current assets	12,382,760	—	—	3,619	12,386,379		Total current assets
							Non-current assets:
Property and equipment, net	79,480	—	—	(6,371)	73,109	D	Property, plant and equipment
Long-term investments	2,942,288	—	—	1,416	2,943,704	B	Other financial assets
Other assets	133,276	—	—	—	133,276		Other assets
Total non-current assets	3,155,044	—	—	(4,955)	3,150,089		Total non-current assets
Total assets	15,537,804	—	—	(1,336)	15,536,468		Total assets
Liabilities and shareholders’ equity							Liabilities and equity
Current liabilities:							Current liabilities:
Accounts payable	5,562	—	—	—	5,562		Trade payables
Accrued liabilities	193,551	—	—	—	193,551		Accrued liabilities
Accrued compensation	254,014	—	—	—	254,014		Accrued compensation
Deferred rent and lease incentives	15,673	—	—	—	15,673		Deferred rent and lease incentives
Total current liabilities	468,800	—	—	—	468,800		Total current liabilities
Commitments and contingencies
							Non-current liabilities:
Long-term deferred rent, lease incentives, and others	100,008	—	—	—	100,008		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	100,008	—	—	—	100,008		Total non-current liabilities
Total liabilities	568,808	—	—	—	568,808		Total liabilities
Shareholders’ equity:							Equity:
Common stock	20,868,641	(500)	3,958,728	173,514	25,000,383	C	Capital reserve
	—	500	—	—	500		Share capital
Accumulated other comprehensive loss	(5,056)	—	(3,131,493)	5,035	(3,131,514)	B	Accumulated other comprehensive loss
Accumulated deficit	(5,894,589)	—	(827,235)	(179,885)	(6,901,709)	C,D	Accumulated deficit
Total shareholders' equity	14,968,996	—	—	(1,336)	14,967,660		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥15,537,804	¥—	¥—	¥(1,336)	¥15,536,468		Total liabilities and equity

Notes to reconciliation of equity as of September 30, 2016

(A)	Reclassifications

Reclassifications: We reclassified ¥12 million in non-trade accounts receivable accounts from trade receivables to other current assets as of September 30, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US. GAAP to their amortised cost under IFRS. Short-term investments increased ¥4 million as of as of September 30, 2016. Long-term investments increased ¥1 million as of September 30, 2016. This increase impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

(C) Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this results in additional expense being recorded in earlier periods. For the nine months ended September 30, 2016, we recorded additional share-based compensation expense of ¥174 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

(D) Website development costs

Adjustment: For the nine months ended September 30, 2016, the Company decreased Property and equipment, net to de-recognize website development costs required to be recorded as an asset under US GAAP in the amount of ¥6 million. The Company expensed the previously capitalized amount to general and administrative expense.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the three months ended September 30, 2016

STATEMENT OF PROFIT OR LOSS
			(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥71,896	¥798		¥72,694		Operating revenue
Expenses:						Expenses:
Research and development	405,289	6,925	27,479	439,693	B	Research and development
General and administrative	409,839	3,038	31,753	444,630	B,C	General and administrative
Total expenses	815,128	9,963	59,232	884,323		Total expenses
Loss from operations	(743,232)	(9,165)	(59,232)	(811,629)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	34,785	424		35,209		Interest income
Other income (expense), net	3,034	(58)		2,976		Other income (expense), net
Total other income, net	37,819	366	—	38,185		Total other income, net
Loss before income tax	(705,413)	(8,799)	(59,232)	(773,444)		Loss before income tax
Net loss	¥(705,413)	¥(8,799)	¥(59,232)	¥(773,444)		Net loss
	¥(705,413)	¥(8,799)	¥(59,232)	¥(773,444)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(18.00)			¥(20.56)		Basic
Diluted	¥(18.00)			¥(20.56)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(705,413)	¥(8,799)	¥(59,232)	¥(773,444)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	(11,831)		11,831	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax		(266,504)		(266,504)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(717,244)	¥(275,303)	¥(47,401)	¥(1,039,948)		Total comprehensive income (loss)
	¥(717,244)	¥(275,303)	¥(47,401)	¥(1,039,948)		Total comprehensive income (loss) attributable to owners of the Company

Notes to the reconciliation of loss and comprehensive loss for the three months ended September 30, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥12 million for the three months ended September 30, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this results in additional expense being recorded in earlier periods. For the three months ended September 30, 2016, we recorded additional share-based compensation expense of ¥53 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

(C) Website development costs

Adjustment: For the three months ended September 30, 2016, the Company increased general and administrative expense to de-recognize capitalised website development costs and related depreciation expense required to be recorded under US GAAP in the amount of ¥6 million.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the nine months ended September 30, 2016

STATEMENT OF PROFIT OR LOSS
				(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥742,322	¥75,365		¥817,687		Operating revenue
Expenses:						Expenses:
Research and development	1,752,308	174,525	61,496	1,988,329	B	Research and development
General and administrative	1,861,518	132,271	118,457	2,112,246	B,C	General and administrative
Total expenses	3,613,826	306,796	179,953	4,100,575		Total expenses
Loss from operations	(2,871,504)	(231,431)	(179,953)	(3,282,888)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	106,277	8,012		114,289		Financial income
Other income (expense), net	4,550	230		4,780		Other income (expense), net
Total other income, net	110,827	8,242	—	119,069		Total other income, net
Loss before income tax	(2,760,677)	(223,189)	(179,953)	(3,163,819)		Loss before income tax
Income tax benefit (expense)	(1,720)	(275)		(1,995)		Income tax benefit (expense)
Net loss	¥(2,762,397)	¥(223,464)	¥(179,953)	¥(3,165,814)		Net loss
	¥(2,762,397)	¥(223,464)	¥(179,953)	¥(3,165,814)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(74.06)			¥(84.88)		Basic
Diluted	¥(74.06)			¥(84.88)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(2,762,397)	¥(223,464)	¥(179,953)	¥(3,165,814)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	53,088		(53,088)	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax	—	(3,131,514)		(3,131,514)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(2,709,309)	¥(3,354,978)	¥(233,041)	¥(6,297,328)		Total comprehensive income (loss)
	¥(2,709,309)	¥(3,354,978)	¥(233,041)	¥(6,297,328)		Total comprehensive income (loss) attributable to owners of the Company

Notes to reconciliation of profit or loss and comprehensive profit or loss for the nine months ended September 30, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥53 million for the nine months ended September 30, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this results in additional expense being recorded in earlier periods. For the nine months ended September 30, 2016, we recorded additional share-based compensation expense of ¥174 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

(C) Website development costs

Adjustment: For the nine months ended September 30, 2016, the Company increased general and administrative expense to de-recognize capitalised website development costs and related depreciation expense required to be recorded under US GAAP in the amount of ¥6 million.

Reconciliation of Equity as of December 31, 2016

							(Yen in thousands)
US GAAP	US GAAP	Reclassification	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Assets							Assets
Current assets:							Current assets:
Cash and cash equivalents	¥1,042,474	¥—	¥—	¥—	¥1,042,474		Cash and cash equivalents
Accounts receivable from collaborations	239,393	(26,563)	—	—	212,830	A	Trade receivables
Investments	13,205,924	—	—	7,707	13,213,631	B	Other financial assets
Prepaid expenses and other current assets	343,643	26,563	—	—	370,206	A	Other current assets
Total current assets	14,831,434	—		7,707	14,839,141		Total current assets
							Non-current assets:
Property and equipment, net	89,643	—		(11,532)	78,111	D	Property, plant and equipment
Long-term investments	2,210,404	—		7,688	2,218,092	B	Other financial assets
Other assets	37,053	—			37,053		Other assets
Total non-current assets	2,337,100	—		(3,844)	2,333,256		Total non-current assets
Total assets	17,168,534	—		3,863	17,172,397		Total assets
Liabilities and shareholders’ equity							Liabilities and equity
Current liabilities:							Current liabilities:
Accounts payable	51,132	—	—	—	51,132		Trade payables
Accrued liabilities	201,004	—	—	—	201,004		Accrued liabilities
Accrued compensation	267,373	—	—	—	267,373		Accrued compensation
Deferred rent and lease incentives	17,795	—	—	—	17,795		Deferred rent and lease incentives
Total current liabilities	537,304	—			537,304		Total current liabilities
Commitments and contingencies
							Non-current liabilities:
Long-term deferred rent, lease incentives, and others	110,967	—	—	—	110,967		Long-term deferred rent, lease incentives, and others
Total long-term liabilities	110,967	—			110,967		Total non-current liabilities
Total liabilities	648,271	—			648,271		Total liabilities
Shareholders’ equity:							Equity:
Common stock	23,730,843	(19,082)	1,221,805	122,745	25,056,311	C	Capital reserve
	—	19,082	—	—	19,082		Share capital
Accumulated other comprehensive loss	285,249	—	(1,205,290)	15,395	(904,646)	B	Accumulated other comprehensive loss
Accumulated deficit	(7,495,829)	—	(16,515)	(134,277)	(7,646,621)	C,D	Accumulated deficit
Total shareholders' equity	16,520,263	—	—	3,863	16,524,126		Total equity attributable to owners of the Company
Total liabilities and shareholders’ equity	¥17,168,534	¥—	¥—	¥3,863	¥17,172,397		Total liabilities and equity

Notes to reconciliation of equity as of December 31, 2016

(A)	Reclassifications

Reclassifications: We reclassified ¥27 million in non-trade accounts receivable accounts from trade receivables to other current assets as of December 31, 2016.

(B)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit increased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. Short-term investments increased ¥8 million as of as of December 31, 2016. Long-term investments increased ¥8 million as of December 31, 2016. This decrease impacted unrealized gain/(loss) within accumulated other comprehensive loss, a component of equity in the Statement of Financial Position, and net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss.

(C)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this results in additional expense being recorded in earlier periods. For the year-ended December 31, 2016, we recorded additional share-based compensation expense of ¥123 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

Due to recording additional share-based compensation expense for the year-ended December 31, 2016, under IAS 12, Income Taxes, the Company did not assess any material tax impact from windfall or shortfalls when remeasuring awards to their intrinsic value at each reporting period end date.

(D) Website development costs

Adjustment: For the year ended December 31, 2016, the Company decreased Property and equipment, net to de-recognize website development costs required to be recorded as an asset under US GAAP in the amount of ¥12 million. The Company expensed the previously capitalized amount to general and administrative expense.

Reconciliation of Profit or Loss and Comprehensive Profit or Loss for the year ended December 31, 2016

STATEMENT OF PROFIT OR LOSS
				(Yen in thousands, except per share data)
US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Revenue from collaborations	¥870,198	¥(23,944)	¥—	¥846,254		Operating revenue
Expenses:						Expenses:
Research and development	2,370,363	(83,043)	47,966	2,335,286	B	Research and development
General and administrative	2,620,904	(124,080)	85,295	2,582,119	B, C	General and administrative
Total expenses	4,991,267	(207,123)	133,261	4,917,405		Total expenses
Loss from operations	(4,121,069)	183,179	(133,261)	(4,071,151)		Loss from operations
Other income (expense), net:						Other income (expense), net:
Interest income	161,254	(7,959)	—	153,295		Interest income
Other income (expense), net	7,307	(124)	—	7,183		Other income (expense), net
Total other income, net	168,561	(8,083)	—	160,478		Total other income, net
Loss before income tax	(3,952,508)	175,096	(133,261)	(3,910,673)		Loss before income tax
Income tax benefit (expense)	(41)	(12)	—	(53)		Income tax benefit (expense)
Net loss	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss
	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss attributable to owners of the Company

Net loss per share						Net loss per share attributable to owners of the Company
Basic	¥(105.64)			¥(104.52)		Basic
Diluted	¥(105.64)			¥(104.52)		Diluted

STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

US GAAP	US GAAP	Currency translation	IFRS adjustments	IFRS	Note	IFRS
Net loss	¥(3,952,549)	¥175,084	¥(133,261)	¥(3,910,726)		Net loss
Other comprehensive income (loss):						Other comprehensive income (loss):
						Items that may be reclassified to profit or loss
Net unrealized gain (loss) on securities, net of tax	50,783	—	(50,783)	—	A	Net unrealized gain (loss) on securities, net of tax
Cumulative translation adjustment, net of tax	300,296	(1,204,942)	—	(904,646)		Cumulative translation adjustment, net of tax
Comprehensive loss	¥(3,601,470)	¥(1,029,858)	¥(184,044)	¥(4,815,372)		Total comprehensive income (loss)
	¥(3,601,470)	¥(1,029,858)	¥(184,044)	¥(4,815,372)		Total comprehensive income (loss) attributable to owners of the Company

Notes to reconciliation of profit or loss and comprehensive profit or loss for the year ended December 31, 2016

(A)	Financial instruments

Adjustments: As a result of early adopting IFRS 9, Financial Instruments, issued in 2014, short-term and long-term investments representing corporate debt securities, US Government agency securities, commercial paper and certificates of deposit decreased as a result of adjusting investments from their fair market value under US GAAP to their amortised cost under IFRS. This decrease impacted net unrealized gain (loss) on securities, net of tax, a component of the Statement of Comprehensive Profit or Loss by ¥51 million for the year-ended December 31, 2016.

(B)	Share-based compensation

Adjustment: As a result of adopting IFRS 2, Share-based Compensation, the Company changed its expensing of awards from the straight-line method over the entire vesting period to the graded vesting method whereby each installment of an award is treated as a separate grant. When compared to the straight-line method, this results in additional expense being recorded in earlier periods. For the year-ended December 31, 2016, we recorded additional share-based compensation expense of ¥123 million. This adjustment resulted in a re-allocation of functional expense between the Research and development and General and administrative categories for the periods then ended with a mirroring increase impacting common stock, a component of equity in the Statement of Financial Position.

(C) Website development costs

Adjustment: For the year ended December 31, 2016, the Company increased general and administrative expense to de-recognize capitalised website development costs and related depreciation expense required to be recorded under US GAAP in the amount of ¥10 million.

Material items of reconciliation of the consolidated statements of cash flows for the nine months ended September 30, 2016 and the year-ended December 31, 2016

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under US GAAP.